January 8, 2009

VIA FEDERAL EXPRESS, EDGAR AND FACSIMILE

Ms. Jennifer Hardy

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Invesco Ltd.

Definitive Proxy Statement on Schedule 14A, filed April 1, 2008

File Number: 001-13908

Dear Ms. Hardy:

This letter sets forth the responses of Invesco Ltd. (the “Company”) to the further comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to our response letter dated December 2, 2008, as set forth in the Staff’s letter of December 10, 2008 (the “Comment Letter”) regarding the above-referenced proxy statement.

The Company is filing, via EDGAR, this letter setting forth the Company’s responses to the Comment Letter. Enclosed as well are two hard copies of the Company’s response letter. We have included your original questions in bold italics in addition to providing our responses.

Executive Compensation, page 18

Compensation Discussion and Analysis, page 18

1.

We note your response to comment one in our letter dated August 29, 2008. You indicate that in making compensation decisions generally your compensation committee considered the specific items of corporate performance discussed on page 22. As they were presented in the proxy statement, we understood these items to pertain only to the 2007 award pool. In future filings, please clarify the purposes (e.g., salary and bonus determinations) for which your compensation committee uses these and any other items of corporate performance in connection with its compensation decisions. In addition, in future filings if you do not disclose and quantify specific individual performance factors because you do not believe that they are material, then please disclose in detail the types or categories of individual performance factors that the committee considered. In this regard, it is not sufficient disclosure simply to state that there were individual performance factors.

January 8, 2009

Ms. Jennifer Hardy

Response to Comment 1

In light of the Staff’s comment, in future filings, as applicable, we will clarify or supplement our disclosure to clarify the purposes for which our compensation committee uses any referenced items of corporate performance in its compensation decisions and to disclose in detail the types or categories of individual performance factors that the committee considered in connection with its compensation decisions.

Incentive Compensation, page 21

2.

We note your response to comment three in our letter dated August 29, 2008. For future filings, if you determine that the disclosure of a performance target would cause you substantial competitive harm, then in lieu of disclosing the target please disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed target.

Response to Comment 2

In light of the Staff’s comment, in future filings, as applicable, we will clarify or supplement our disclosure in accordance therewith. Specifically, if we determine that the disclosure of a performance target would cause the Company competitive harm, then in lieu of disclosing the target we will disclose how difficult it would be for the executive or how likely it would be for the Company to achieve the undisclosed target.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

January 8, 2009

Ms. Jennifer Hardy

If you have any questions regarding this letter, please do not hesitate to call me, Kevin M. Carome, at (404) 479-2945 or Robert H. Rigsby, at (404) 479-2845.

Very truly yours, /s/ Kevin M. Carome
Kevin M. Carome
Senior Managing Director and General Counsel

cc: Loren M. Starr, Senior Managing Director and Chief Financial Officer